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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               Amendment No.   6

                           ATLANTA GAS LIGHT COMPANY

                                     COMMON

                               CUSIP:  047753108

                               December 31, 1995




      Check the following box if a fee is being paid with this statement _




ITEM 5   OWNERSHIP OF 5% OR LESS OF A CLASS

         Yes

ITEM 10  CERTIFICATION:


         BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 15, 1996

FOR:   Wachovia Corporation


BY:
       ----------------------------------------------------------------------
       Attorney-in-Fact
       Ricky B. Nicks, Executive Vice President
       Wachovia Operational Services Corporation
       (Authorized by a limited power of attorney executed February 12, 1996. Copy attached.)


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                           LIMITED POWER OF ATTORNEY

     The undersigned, on behalf of Wachovia Corporation, hereby constitutes and appoints Ricky B. Nicks, Executive Vice President, Wachovia Operational Services Corporation, as attorney in fact to execute and cause to be filed from time to time with the United States Securities and Exchange Commission (the "Commission") in the name, place and stead of Wachovia Corporation, reports pursuant to Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended, and to the rules and regulations thereunder, as to beneficial ownership of securities. This power shall remain in force until revoked and may be relied upon by the Commission as being in force until it is notified in writing of such revocation.

     IN WITNESS WHEREOF, the undersigned has herewith set his hand on the 12th day of February, 1996.

                                               WACHOVIA CORPORATION


                                               By:  /s/ L. M. Baker, Jr.
                                                  ------------------------
                                                  L. M. Baker, Jr.
                                                  President and
                                                  Chief Executive Officer

Attest:

/s/ Alice Washington Grogan
---------------------------
Secretary

(Corporate Seal)

STATE OF NORTH CAROLINA
COUNTY OF FORSYTH

     On this 12th day of February, 1996, personally appeared before me the said named L. M. Baker, Jr., President and Chief Executive Officer of Wachovia Corporation, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged he executed the same and being duly sworn by me, made the oath that the statements in the foregoing instrument are true.


My commission expires:  October 23, 1999.
                      -------------------

                    /s/ Vickie M. Harper
                    ---------------------
                    Notary Public


(Official Seal)


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